UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

Dominari Holdings Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

0088753043
(CUSIP Number)

Scott A. Mautner, Esq. Harrington Ocko & Monk, LLP 81 Main Street, Suite 215 White Plains, NY 10601 (914) 686-4800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 19, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 0088753043
1	NAME OF REPORTING PERSON Kyle Michael Wool
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,512 (1)
	8	SHARED VOTING POWER 272,792 (1)
	9	SOLE DISPOSITIVE POWER 6,512 (1)
	10	SHARED DISPOSITIVE POWER 272,792 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 279,304
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.09% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Of the 272,792 shares reported as beneficially owned with shared voting and dispositive power, 190,568 shares are beneficially owned directly by Mr. Wool and 82,224 shares are beneficially owned directly by Ms. Yu, Mr. Wool’s spouse. Of the 6,512 shares reported as beneficially owned with sole voting and dispositive power, 1,477 shares are held by Catatonk Creek, LLC, of which Mr. Wool is the sole member, 1,476 shares are held by Tioga 22, LLC, of which Mr. Wool is the sole member, and 3,559 shares are held in a UTMA account for the benefit of a minor relative.
(2)	Calculated based on 5,485,096 shares of common stock of the Issuer outstanding as of November 9, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

SCHEDULE 13D

CUSIP No. 0088753043
1	NAME OF REPORTING PERSON Soo Yu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,477 (1)
	8	SHARED VOTING POWER 272,792 (1)
	9	SOLE DISPOSITIVE POWER 1,477 (1)
	10	SHARED DISPOSITIVE POWER 272,792 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,799 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.00% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Of the 272,792 shares reported as beneficially owned with shared voting and dispositive power, 82,224 shares are beneficially owned directly by Ms. Yu and 190,568 shares are beneficially owned directly by Mr. Wool, Ms. Yu’s spouse. The 1,477 shares reported as beneficially owned with sole voting and dispositive power are held by Dongam, LLC, of which Ms. Yu is the sole member.
(2)	Calculated based on 5,485,096 shares of common stock of the Issuer outstanding as of November 9, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

SCHEDULE 13D

CUSIP No. 0088753043

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Dominari Holdings Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is One Rockefeller Plaza, 11th Floor, New York, New York 10020. On December 22, 2022, the Issuer announced that it changed its name from AIkido Pharma Inc. to Dominari Holdings Inc.

Item 2. Identity and Background.

(a) This statement on Schedule 13D is being filed jointly by Kyle Michael Wool and Soo Yu as individuals, each of whom is referred to herein, together, as the “Reporting Persons.” The Reporting Persons are husband and wife.

(b) The principal business address of the Reporting Persons is c/o Dominari Holdings Inc., One Rockefeller Plaza, 11th Floor, New York, New York 10020.

(c) Mr. Wool serves as non-executive chairman of Revere Securities LLC and Ms. Yu is the Managing Director of International Private Client Services for Revere Securities LLC. The address of Revere Securities LLC is 650 Fifth Avenue, 35th Floor, New York, New York 10019. Each of Mr. Wool and Ms. Yu also serve as a director on the board of directors of the Issuer. Mr. Wool is also a special advisor to the Issuer.

(d) During  the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During  the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Except for the following grants by the Issuer to the Reporting Persons for their service as directors on the board of directors of the Issuer, all of the shares of Common Stock held by the Reporting Persons to which this Schedule 13D relates were purchased using the personal funds of the Reporting Persons in open market purchases:

●	On July 31, 2021, Mr. Wool was granted 25,000 shares of Common Stock pursuant to the Issuer’s 2014 Equity Incentive Plan. This grant of restricted stock vested immediately.

●	On August 26, 2022, Mr. Wool was granted 70,588 shares of restricted stock, under the Issuer’s 2014 Equity Incentive Plan, pursuant to a Stock Bonus Award Agreement between Mr. Wool and the Issuer, in exchange for his voluntary surrender of the 70,588 non-qualified stock options (as adjusted for the June 7, 2022 reverse split) that were previously granted to Mr. Wool on May 2, 2022, which stock options were cancelled. This grant of restricted stock vested immediately.

●	On August 26, 2022, Mr. Wool was granted 8,000 shares of restricted stock, under the Issuer’s 2014 Equity Incentive Plan, pursuant to a Stock Bonus Award Agreement between Mr. Wool and the Issuer. This grant of restricted stock vested immediately

●	On August 26, 2022, Ms. Yu was granted 8,000 shares of restricted stock pursuant to the Issuer’s 2014 Equity Incentive Plan. This grant of restricted stock vested immediately.

Item 4. Purpose of Transaction.

The Reporting Persons acquired beneficial ownership of the Common Stock for investment purposes.

The Reporting Persons may acquire additional shares of Common Stock or other securities of the Issuer or sell or otherwise dispose of any or all of the Common Stock or other securities of the Company beneficially owned by them.

Both Mr. Wool and Ms. Yu are members of the board of directors of the Issuer and Mr. Wool is a special advisor to the Issuer.

SCHEDULE 13D

CUSIP No. 0088753043

On October 17, 2022, Mr. Wool entered into an Amended and Restated Services Agreement with Dominari Financial Inc., the Issuer’s wholly owned subsidiary (“DFI”), for an initial term of five years, renewable thereafter for additional one-year periods on an annual basis (as amended, the “Services Agreement”). Under the terms of the Services Agreement, Mr. Wool will serve as a consultant to DFI until his employment and registration as a registered representative with the Financial Industry Regulatory Authority have been terminated with his current employer. Upon such terminations, Mr. Wool will assume the role of Chief Executive Officer of DFI, with the other duties, responsibilities and authority as may be assigned to him by the Chief Executive Officer of the Issuer or the board of directors of DFI. The Services Agreement provides for the payment of an annual base salary of $500,000 to Mr. Wool, and an annual bonus (“Annual Bonus”) payable in cash and in shares of Common Stock as a performance-based award (the “Stock Bonus”) of shares of Common Stock under the Issuer’s 2022 Equity Incentive Plan (the “2022 Incentive Plan”), in three installments, based on the Issuer meeting or exceeding certain annual revenue amounts during specified calendar years. The issuance of any shares of Common Stock to Mr. Wool under the 2022 Incentive Plan, as the Stock Bonus portion of the Annual Bonus, is expressly conditioned on stockholder approval of the 2022 Incentive Plan on or before October 7, 2023. If such stockholder approval is not obtained on or before October 7, 2023, the Stock Bonus portion of the Annual Bonus will be forfeited and DFI will make a one-time cash payment to Mr. Wool equal to the product obtained by multiplying (i) the total amount of 463,678 shares of Common Stock which would have been awarded to Mr. Wool, if all of the shares of Common Stock subject to the Stock Bonus had been issued to him, and (ii) the closing price of the Common Stock on the Nasdaq Capital Market on the trading day immediately preceding October 7, 2023.

The Services Agreement also provides for the support of an administrative assistant to Mr. Wool, reimbursement of certain specified expenses, and entitlement to participate in any of DFI’s benefit plans offered to senior executives.

Upon a termination of the Services Agreement (i) by DFI without “Cause” or (ii) by Mr. Wool for “Good Reason” or by notice within forty (40) days of a “Change in Control Transaction” (as such terms are defined in the Services Agreement), Mr. Wool will be entitled to receive (i) a lump sum payment equal to twelve (12) months base salary at the then current rate, (ii) payments by DFI of a portion of the cost of continuation of group health coverage under COBRA, and (iii) a pro-rated portion of any bonus payments to which Mr. Wool would otherwise been entitled as of the date of his termination.

The foregoing description of the Services Agreement is qualified in its entirety by reference to the text of the Services Agreement, which is attached hereto as Exhibit 1.01 and incorporated herein by reference.

Except as disclosed in this Item 4, the Reporting Persons have no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The Reporting Persons have shared voting and dispositive power over 272,792 shares of Common Stock of the Issuer as a result of their status as husband and wife. Of the 272,792 shares of Common Stock that the Reporting Persons have shared voting and dispositive power over, 190,568 shares are beneficially owned directly by Mr. Wool and 82,224 shares are beneficially owned directly by Ms. Yu. In addition, Mr. Wool has sole voting and dispositive power over 6,512 shares of Common Stock, which he holds indirectly as follows: 1,477 shares are held by Catatonk Creek, LLC, of which Mr. Wool is the sole member; 1,476 shares are held by Tioga 22, LLC, of which Mr. Wool is the sole member; and 3,559 shares are held in a UTMA account for the benefit of a minor relative. Ms. Yu has sole voting and dispositive power over an additional 1,477 shares, which are held by Dongam, LLC, of which Ms. Yu is the sole member. Accordingly, on an individual basis, Mr. Wool and Ms. Yu beneficially own 5.09% and 5.00%, respectively, of the outstanding Common Stock of the Issuer, based on 5,485,096 shares of Common Stock of the Issuer outstanding as of November 9, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

On June 7, 2022, the Issuer effected a seventeen-for-one (17-for-1) reverse stock split of its Common Stock. All references to Common Stock, stock options restricted stock awards, and related information herein reflect the effect of the reverse stock split.

(c) The following transactions in the shares of Common Stock were conducted by the Reporting Persons within the past sixty (60) days:

Date of Purchase	Number of Shares	Price Per Share	Nature of Transaction
12/7/2022	5,000	$3.4766	Open Market Purchase
12/8/2022	5,000	$3.562	Open Market Purchase
12/9/2022	5,000	$3.683	Open Market Purchase
12/12/2022	5,000	$3.625	Open Market Purchase
12/13/2022	5,000	$3.697	Open Market Purchase
12/14/2022	4,500	$3.69	Open Market Purchase
12/15/2022	5,000	$3.687	Open Market Purchase
12/16/2022	5,000	$3.705	Open Market Purchase
12/19/2022	5,000	$3.593	Open Market Purchase
12/20/2022	6,000	$3.588	Open Market Purchase

(d) None.

SCHEDULE 13D

CUSIP No. 0088753043

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided or incorporated by reference in Items 2, 3, 4 and 5 of this Schedule 13D, is hereby incorporated herein by this reference thereto.

Item 7. Material to be Filed as Exhibits.

Exhibit 1.01	Amended and Restated Services Agreement, effective as of October 17, 2022, by and between Dominari Financial Inc. and Kyle Wool incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 000-05576), filed on October 21, 2022.
Exhibit 1.02	Amendment to Amended and Restated Services Agreement, effective as of October 19, 2022, by and between Dominari Financial Inc. and Kyle Wool incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 000-05576), filed on October 21, 2022.
Exhibit 1.03	AIkido Pharma Inc. 2014 Equity Incentive Plan incorporated by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form S-8 (File No. 333-197429), filed on July 15, 2014.
Exhibit 1.04	AIkido Pharma Inc. 2022 Equity Incentive Plan incorporated by reference to Annex A to the Issuer’s Definitive Proxy Statement (File No. 000-05576), filed on October 21, 2022.
Exhibit 1.05	Joint Filing Agreement, dated as of December 28, 2022, between the Reporting Persons.

SCHEDULE 13D

CUSIP No. 0088753043

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2022

/s/ Kyle Wool
Kyle Wool

/s/ Soo Yu
Soo Yu